UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Corsica Innovations Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   March 20, 2015

Physical address of issuer
1715 Pearl St, Suite A, Boulder, CO, 80302.

Website of issuer
www.getleaf.co

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$161,397	$1,283,378
Cash & Cash Equivalents	$16,755	$1,088,257
Accounts Receivable	$0	$0
Short-term Debt	$187,488	$90,979
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$1,965
Net Income	-$1,176,719	-$1,565,838

Exhibit A to Form C-AR
Annual Report
November 14, 2019

Corsica Innovations Inc.



Corsica Innovations Inc. (the "Company"), having sold Series A Preferred Stock pursuant to Regulations Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. A copy of this report may be found on the company's website at www.getleaf.co/investors.

The company currently has 9 employees.

SUMMARY

The Company is a Delaware Corporation, formed on March 20, 2015. The Company was formerly known as Cannagrow Inc. The Company is currently also conducting business under the name of LEAF.

The Company is located at 1715 Pearl St, Suite A, Boulder, CO, 80302.

The Company's website is www.getleaf.co.

The Business
Corsica Innovations, Inc. is a corporation organized March 20, 2015 under the laws of Delaware. On September 25, 2016, the Company formed a wholly owned subsidiary, Corsica Innovations, Ltd., in Tel Aviv, Israel.

The Business Plan
The Company has developed an all-in-one, Plug n' Plant system that automatically grows cannabis and is controlled by your smartphone. Assuming it can raise sufficient capital, the Company plans to sell and begin manufacturing and delivering its system directly to consumers in 2019.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We may face difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of delivery-ready product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company has a high burn rate for a pre-revenue company.

During 2018, the Company had negative cash flow of over $98,000 per month. The Company currently requires $140,000.00 a month to sustain its operations. This trend is likely to continue at least through 2019, and as the Company prepares to launch its product and begin shipments, the cash needs are likely to increase. The Company does not expect to achieve profitability in the next 12 months. Therefore, the Company may need to raise significant additional capital to fund its operations.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop.* and *Gonzales v. Raich* that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. While our product may be used to grow a variety of plants, it would not be realistic to expect that we would be able to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In *USA vs. McIntosh*, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity.

Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will agree that our activities do not involve those enumerated in the Cole Memo. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations. Furthermore, if we were to continue the cultivation and production of medical-use cannabis following any such change in the federal government's enforcement position, we could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of our securities due to the bad acts of others.

On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our product is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide materials for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular materials.

In general, demand for our products is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jonathan Ofir, Eran Mordechay, and Gregg Weiss who are CEO, CTO, and VP of Software of the Company. The Company has or intends to enter into employment agreements with Jonathan Ofir, Eran Mordechay, and Gregg Weiss although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jonathan Ofir, Eran Mordechay, and Gregg Weiss or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including patents in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be

available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jonathan Ofir and Eran Mordechay in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Jonathan Ofir and Eran Mordechay die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and abroad.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of packaging materials and freight.
The prices of packaging materials and freight are subject to fluctuations in price. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be improperly designed or made, defective, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are or may be subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

BUSINESS

Description of the Business

Leaf has developed and plans to sell an all-in-one, Plug n' Plant system that automatically grows cannabis and is controlled by your smartphone.

Business Plan

Our automatic, smartphone-controlled, all-in-one "Plug n' Plant" system can be used by consumers to grow cannabis and other plants. Assuming we can raise sufficient capital, we plan to sell and begin manufacturing and delivering our system directly to consumers in 2019. We believe with strong direct-to-consumer hardware sales with recurring consumable dependence we can create a strong revenue based business. Our business model includes the Leaf system ($2,990 expected MSRP), a subscription model to automatically restock nutrients and carbon filters, as well as cross sales to existing customers with upgrades (co2 sensor, dehumidifier, etc.). LEAF's vision is to provide consumers with the ability to grow their own high-quality medicine and food with the confidence that there are no pesticides or harmful chemicals, and doing so in a fun and interactive way.

History of the Business

The Company was founded by Jonathan Ofir and Eran Mordechay in 2015 to create LEAF, an all-in-one, Plug n' Plant system that automatically grows cannabis and is controlled by your smartphone. It was incorporated (originally under the name Cannagrow Inc.) on March 20, 2015 in Delaware. On September 25, 2016, the Company formed a wholly owned subsidiary, Corsica Innovations, Ltd., in Tel Aviv, Israel.

In April 2015, a startup accelerator invested $20,000 in the Company in exchange for 9.5% of the Company's fully diluted equity under an equity maintenance agreement. Under this agreement, the Company issued 10,497 shares of common stock in April 2015 and 3,577 shares of common stock in July 2015 to maintain the stock ownership percentage.

In 2015, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $450,000. In July 2016, all SAFE agreements converted to 18,897 shares of Series Seed-1 Preferred Stock in conjunction with the issuance of the Series Seed Preferred Stock financing. Between July and September 2016, the Company issued 47,558 shares of Series Seed Preferred Stock to investors at $29.8576 per share for total proceeds of $1,420,000.

In February 2017, the Company issued a $250,000 convertible note which matures in February 2018 after its one-year term and requires no payments of principal or interest until maturity, and bears interest at 6%. The note subsequently converted into shares of Series A Preferred Stock in April 2017.

In April 2017, the Company commenced the offering of Series A Preferred Stock pursuant to Regulation Crowdfunding. Between April and June 2017, the Company issued an aggregate of 71,211 shares of Series A Preferred Stock to investors at $36.1766 per share for total proceeds of approximately $2,500,000 (including the conversion of the convertible note issued in February 2017).

In April 2019, the Company issued certain units consisting of convertible debentures and common stock warrants in exchange for cash investments of $4,500,000 pursuant to an offering under Canadian securities laws.

The Company's Products and/or Services

Product / Service	Description	Current Market
LEAF	LEAF is a plug-n-plan system that automatically grows medical plants and food and is controlled by your smartphone. Think of it as a beautiful mini fridge that stocks itself with high quality, pesticide free, natural cannabis and food.	Cannabis home growers

Competition

There are other companies offering similar products in the market. The Company's primary competitors are Seedo, grobo, Northern Lights, Cloudponics, SuperCloset.

We expect to compete on the basis that our product has superior ease of use and attractive design.

Supply Chain and Customer Base
Our components materials are supplied by Ennoconn China.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Ennoconn China	Ennoconn purchase all of the materials on our behalf from different suppliers in China. Ennoconn China is also responsible for assembly of the product and quality control at the factory for the length that we are manufacturing this product.	100.0%

Governmental/Regulatory Approval and Compliance

As noted at length in the Risk Factors, should the current administration take a more aggressive posture in enforcing the CSA, cannabis-related industries, including the company, may be impacted. However, we expect the legalization of cannabis to continue moving forward with full legalization in Canada having occurred in 2018 and potentially, more US states and countries in Europe that are starting to look favorably at cannabis legalization. Should this legalization trend continue we expect our potential market size to increase as well.

Litigation
None

Other
The Company's principal address is 1715 Pearl St, Suite A, Boulder, Colorado, 80302.

The Company conducts business in Colorado.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company

Corsica Innovations LTD	Israeli Private Company	Israel	September 25, 2016	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jonathan Ofir

All positions and offices held with the Company and date such position(s) was held with start and ending dates
April 2015 to present CEO & Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and CPO Alcohoot (now Vertisense) November 2011 to Nov 2014

Education

Katzenelson High School 2004-2007

Name
Eran Mordechay

All positions and offices held with the Company and date such position(s) was held with start and ending dates
April 2015 to present CTO & Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and CEO of Arkit Studio LTD (Israel) Jan 2007 to present (now part time)

Education
Ascola Meimad TLV Practical engineer Field Of Study Industrial and Product Design 2003 – 2007

Name
Aviv Ohana

All positions and offices held with the Company and date such position(s) was held with start and ending dates
July 2016 to present Board Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Mehadshim March 2015 to present

Name
Jean-Mark Aflalo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
April 2019 to present Board Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
[_____]

Education
[_____]

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jonathan Ofir

All positions and offices held with the Company and date such position(s) was held with start and ending dates
April 2015 to present CEO & Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and CPO Alcohoot (now Vertisense) November 2011 to Nov 2014

Education

Katzenelson High School 2004-2007

Name
Eran Mordechay

All positions and offices held with the Company and date such position(s) was held with start and ending dates
April 2015 to present CTO & Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO of Arkit Studio LTD (Israel) Jan 2007 to present (now part time)

Education
Ascola Meimad TLV Practical engineer Field Of Study Industrial and Product Design 2003 – 2007

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors and Stockholders
Incurrence of indebtedness	Board of Directors or Chief Executive Officer (as authorized by the Board)
Sale of property, interests or assets of the Company	Board of Directors and Stockholders (requires majority vote of Stockholders and vote of holders of at least a majority of Preferred Stock, voting together as a single class)
Determination of the budget	Board of Directors/Chief Executive Officer
Determination of business strategy	Board of Directors/Chief Executive Officer
Dissolution of liquidation of the Company	Board of Directors and Stockholders (requires majority vote of Stockholders and vote of holders of at least a majority of Preferred Stock, voting together as a single class)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 6 employees .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities (as of December 31, 2018):

Type of security	Common Stock
Amount outstanding	148,148
Voting Rights	One vote per share of Common Stock
Anti-Dilution Rights	None
Percentage ownership of the company by holders of the Common Stock (on a fully-diluted basis)	42.6%

Type of security	Series A Preferred Stock
Amount outstanding	71,211
Voting Rights	One vote per share of Series A Preferred Stock; subject to certain protective voting provisions
Anti-Dilution Rights	Standard weighted average anti-dilution protection
Percentage ownership of the company by holders of the Series A Preferred Stock (on a fully-diluted basis)	20.5%

Type of security	Series Seed Preferred Stock
Amount outstanding	47,558
Voting Rights	One vote per share of Series Seed Preferred Stock; subject to certain protective voting provisions
Anti-Dilution Rights	Standard weighted average anti-dilution protection
Percentage ownership of the company by holders of the Series Seed Preferred Stock (on a fully-diluted basis)	13.7%

Type of security	Series Seed- 1 Stock Preferred Stock
Amount outstanding	18,897

Voting Rights	One vote per share of Series Seed-1 Preferred Stock; subject to certain protective voting provisions
Anti-Dilution Rights	Standard weighted average anti-dilution protection
Percentage ownership of the company by holders of the Series Seed-1 Preferred Stock (on a fully-diluted basis)	5.4%

In April 2019, the Company issued certain units consisting of convertible debentures and common stock warrants in exchange for cash investments of $4,500,000 pursuant to an offering under Canadian securities laws. In connection with the issuance of these securities, the Company effected a 1-for-115 stock split of all shares of its capital stock.

Excluding the convertible debentures, the Company has no debt outstanding.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units consisting of Convertible Debentures and Common Stock Warrants	N/A	CAD$4,500,000	General working capital purposes	April 2019	506(b) under Regulation D; applicable exemptions under Canadian securities laws
Series A Preferred Stock	71,211 shares of Series A Preferred Stock	$2,253,344.37 new money raised ($250,000 converted from Convertible Note)	General marketing, manufacturing, future wages, G&A, intermediary fees, accounting/attorney/escrow fees	June 2017	Regulation CF and 506(c) under Regulation D
Convertible Note	1	$250,000	General working	February 7, 2017	506(b) under Regulation D

			capital purposes		
Series Seed Preferred Stock/Series Seed-1 Preferred Stock	47,558 shares of Series Seed Preferred Stock, 18,897 shares of Series Seed-1 Preferred Stock (converted from SAFEs)	$1,420,000.00 new money raised ($450,000 converted from SAFEs)	General working capital purposes	July 8, 2016	506(b) under Regulation D
SAFE (Simple Agreement for Future Equity)	4	$450,000.00	General working capital purposes	August 21, 2015	506(b) under Regulation D

Ownership

A significant portion of the Company is owned by Jonathan Ofir.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Type of Shares Held	Percentage Owned
Jonathan Ofir	Common	35%

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations
Financial Statements

Corsica Innovations Inc. was formed in March 2015. Corsica Innovations Inc. has been in operation since 2015.

Financial condition

Corsica Innovations Inc. began operations in March 2015. To date, the company has not commenced full scale operations nor generated significant operating revenue.

Results of Operations

For the year ended December 31, 2018, we recorded net revenues of $0. For the year ended December 31, 2018, the company's total operating expenses were $1,169,397.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we intend to scale and expand revenue streams.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: bringing product to market, expanding hardware sales, and expanding revenue streams.

Liquidity and Capital Resources
As of December 31, 2018 we had $16,755 in cash on hand.

As of December 31, 2018, the Company had total liabilities of $187,488 and total assets of $161,396.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
Regulations around the cannabis industry could impact the financial condition of the company.

Classes of securities of the company

Common Stock

Dividend Rights

So long as any shares of Preferred Stock remain outstanding, the Company shall not pay or declare any dividends. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class, and excluding shares issued upon conversion of any outstanding shares of Preferred Stock, are entitled to designate three directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preferences to holders of Preferred Stock and payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock, Series Seed Preferred Stock and Series Seed-1 Preferred Stock (collectively, "Preferred Stock")

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as any shares of Preferred Stock are outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock, and shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class. These matters include any vote to:

- amend, alter, repeal or waive any provision of the restated certificate or bylaws which adversely affects the rights, preferences or privileges of the holders of Preferred Stock;

- increase or decrease the authorized number of shares of Preferred Stock;

- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;

- alter or change, directly or indirectly, the voting or other powers, preferences, or other special rights, privileges or restrictions of the Preferred Stock; *provided*, *however*, that (A) to the extent that such alteration or change affects the holders of Series A Preferred Stock in a manner that is adverse and different from the effect of such alteration or change on the holders of any other series of Preferred Stock, then such alteration or change shall require the written consent of the holders of a majority of the outstanding Series A Preferred Stock, and (B) to the extent that such alteration or change affects the holders of Series Seed Preferred Stock or Series Seed-1 Preferred Stock in a manner that is adverse and different from the effect of such alteration or change on the holders of any other series of Preferred Stock, then such alteration or change shall require the written consent of the holders of a majority of the outstanding Series Seed Preferred Stock or Series Seed-1 Preferred Stock, voting together as a single class

- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;

- increase or decrease the number of directors;

- liquidate, dissolve, or wind-up the business and affairs of the company, or cease all or a substantial part of the business of the Company or any subsidiary or consent to any of the foregoing;

- enter into any agreement to which the Company or any subsidiary thereof is a party regarding an Asset Transfer or Acquisition (each as defined in the restated certificate) or any other merger (whether or not the Company or any subsidiary thereof is the surviving corporation but excluding any merger with any wholly-owned subsidiary of the Company) or consolidation of the Company or any subsidiary thereof;

- materially change the principal business of the Company

- enter into any agreement to which the Company or any subsidiary thereof is a party regarding a merger, consolidation, acquisition, strategic alliance, joint venture or similar business combination (other than an Asset Transfer or Acquisition); or

- enter into any transaction with any officer, director or stockholder of the Company or of any subsidiary thereof (or any of their affiliates or members of their immediate families) that is not entered into on an arms-length basis and in the Company's ordinary course of business, including, without limitation, the hiring, termination or any material increase in the salary of any officer of the Company.

The holders of Series A Preferred Stock may designate one person to serve on the company's Board of Directors. The Series Seed Preferred Stock and Series Seed-1 Preferred Stock, voting together as a single class, may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up ("Liquidation Event"), holders of our Preferred Stock will be entitled to receive the greater of the original issue price for such series of Preferred Stock, plus any dividends declared but unpaid or such amounts that they would have received had all shares of such series of Preferred Stock been converted to Common Stock immediately prior to such Liquidation Event. Holders of Series A Preferred Stock receive these distributions before any holders of Common Stock, Series Seed Preferred Stock or Series Seed-1 Preferred Stock. After payment in full of the liquidation preference to the holders of Series A Preferred Stock, the holders of Series Seed Preferred Stock and Series Seed-1 Preferred Stock shall be entitled to receive these distributions before any holders of Common Stock. Any assets remaining after payment of the liquidation preferences to the holders of Series A Preferred

Stock, Series Seed Preferred Stock and Series Seed-1 Preferred Stock, all remaining assets are distributed to the holders of Common Stock.

Conversion Rights

The shares of Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. The shares of Preferred Stock will also automatically convert into shares of Common Stock upon the election of the holders of a majority of the outstanding shares of Preferred Stock, or in the event of a firmly underwritten public offering of Common Stock having gross proceeds of at least $25,000,000. The price at which the shares of Preferred Stock are convertible is subject to standard adjustments and anti-dilution protection, as set forth in the restated certificate.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, or pursuant to the stockholders agreement attached thereto, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), all holders of Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, the holders of Preferred Stock will be entitled to exercise that right for a pro-rata share of the key holder's common stock, and if the holders of Preferred Stock do not exercise such right, such holders shall have the right to participate in such transfer on the same terms as the key holder.   Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement (or the stockholders agreement attached thereto), pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event that (i) the company's Board, (ii) the holders of at least a majority of the company's Common Stock then outstanding, and (iii) the holders of at least two-thirds of the Common Stock that is issued and issuable upon conversion of the Preferred Stock vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Units Consisting of Convertible Debentures and Common Stock Warrants

The Company has issued certain units consisting of convertible debentures and common stock warrants in exchange for cash investments of $4,500,000 pursuant to an offering under Canadian securities laws. Each unit consists of (i) a convertible debenture with a principal amount equal to the amount invested with 8% annual interest, such debenture being convertible into capital stock of the company in accordance with the terms thereof, and (ii) warrants to purchase shares of common stock at an exercise price of $0.30 per share.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

One of the Company's co-founders owns an engineering and design company, which provides services to the Company under a service agreement. During 2018 and 2017, the Company paid $197,758 and $354,435 to the service provider, respectively.

The Company's founders, who are also shareholders, periodically advance money and pay expenses on behalf of the Company. During 2018 and 2017, a shareholder advanced $4,488 and $0 to the Company, resulting in outstanding payables of $4,488 and $0 as of December 31, 2018 and 2017, all respectively.

OTHER INFORMATION

Bad Actor Disclosure

None

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202. However, the Company was late in filing the 2018 annual report.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jonathan Ofrir
(Signature)

Jonathan Ofrir
(Name)

CEO, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jonathan Ofrir
(Signature)

Jonathan Ofrir
(Name)

Director
(Title)

11/14/19
(Date)

/s/ Yatir Sadot
_____
(Signature)

Yatir Sadot
_____
(Name)

Director
_____
(Title)

11/14/19
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

Corsica Innovations, Inc.

A Delaware Corporation

Consolidated Financial Statements

December 31, 2018 and 2017

Corsica Innovations, Inc.

TABLE OF CONTENTS

CORSICA INNOVATIONS, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and equivalents	$ 16,755	$ 1,149,912
Other Receivables	2,703	3,189
Total Current Assets	19,548	1,153,101
Non-Current Assets:		
Investment R&D	134,003	128,272
Property and equipment, net	-	443
Intangibles, net	8,567	9,882
Total Non-Current Assets	50,084	138,596
TOTAL ASSETS	$ 161,397	$ 1,291,696
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 3,555	$ 30,290
Other Payable	77,510	91,273
Customer deposits	88,585	48,899
Liabilities to interested parties	17,838	-
Total Current Liabilities	187,488	170,463
Total Non-Current Liabilities	-	-
Total Liabilities	187,488	170,463
Stockholders' Equity (Deficit):		
Series Seed Preferred Stock, $0.001 par, 51,000 shares authorized, 47,558 and 0 shares issued and outstanding, liquidation preferences of $1,419,970 and $0 as of December 31, 2016 and 2015, all respectively.	48	-
Series Seed-1 Preferred Stock, $0.001 par, 19,000 shares authorized, 18,897 and 0 shares issued and outstanding, liquidation preferences of $450,000 and $0 as of December 31, 2016 and 2015, all respectively.	19	-
Common stock, $0.001 par, 1,000,000 shares authorized, 148,148 and 148,148 shares issued and outstanding, 132,452 and 122,224 shares vested as of December 31, 2016 and 2015, all respectively.	148	148
Additional paid-in capital	1,883,766	1,883,766
Accumulated deficit	(3,171,652)	(1,510,918)
Share Based Compensation	61,527	32,114
Total Stockholders' Equity (Deficit)	210,635	(246,899)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 161,396	$ 1,291,696

CORSICA INNOVATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2018 and for the year ended December 31, 2017

	2018	2017
Sales, net	$ -	$ -
Cost of goods sold	-	-
Gross profit (loss)	-	-
Operating Expenses:		
Research and development	791,546	1,077,504
General and administrative	251,430	322,249
Sales and marketing	126,421	252,462
Total Operating Expenses	1,169,397	1,652,215
Loss from operations	(1,169,397)	(1,652,215)
Other Expenses:		
Interest expense	7,322	8,499
Total Other Expenses	7,322	8,499
Net Loss	$ (1,176,719)	$ (1,660,715)

CORSICA INNOVATIONS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the year ended December 31, 2018 and for the year ended December 31, 2017

	Preferred A stock		Series Seed Convertible Preferred Stock		Series Seed-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Share Based Compensation	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount				
Balance at December 31, 2016	-	-	47,558	$ 48	18,897	$ 19	148,148	$ 148	1,859,755	-	$ (1,510,938)	$ 210,635
Issuance of Preferred A stock	71,211	$ 71							2,253,273			$ 2,253,273
Share based compensation										$ 32,114		$ 32,114
Net Loss											$ (1,660,715)	$ (1,660,715)
Balance at December 31, 2017	71,211	$ 71	47,558	$ 48	18,897	$ 19	148,148	$ 148	4,113,028	$ 32,114	$ (3,310,050)	$ 835,307
Share based compensation										$ 29,414		$ 29,414
Net Loss											$ (1,176,719)	$ (1,176,719)
Balance at December 31, 2018	71,211	$ 71	47,558	$ 48	18,897	$ 19	148,148	$ 148	4,113,028	$ 61,527	$ (4,348,372)	$ (311,999)

CORSICA INNOVATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018 and for the year ended December 31, 2017

	2018	
Cash Flows from Operating Activities		
Net Loss	$ (1,176,739)	$
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,758	
Changes in operating assets and liabilities:		
Increase in Other receivable	(1,116)	
Increase in Accounts payable	(26,735)	
Increase in Other payables	(13,763)	
Share Based Compensation	29,414	
Increase in Deferred Revenue	39,685	
Increase in Liabilities to interested parties	17,838	
Net Cash Used in Operating Activities	(1,127,426)	
Cash Flows from Investing Activities		
Purchases of property and equipment	-	
Increase in Investment R&D	(5,731)	
Net Cash Used in Investing Activities	(5,731)	
Cash Flows from Financing Activities		
Proceeds from Issuance of preferred stock	-	
Issuance of preferred stock, net of offering costs	-	
Premium on shares	-	
Net Cash Provided by Financing Activities	-	
Net Change In Cash	(1,133,157)	
Cash at Beginning of Period	1,149,912	
Cash at End of Period	$ 16,755	

NOTE 1: NATURE OF OPERATIONS

Corsica Innovations, Inc. (the "Company"), is a corporation organized March 20, 2015 under the laws of Delaware. On September 25, 2016, the Company formed a wholly owned subsidiary, Corsica Innovations, Ltd., (the "Subsidiary") in Tel Aviv, Israel. The Company has developed and markets a smartphone controlled automated home grow system for medical plants and food called LEAF. The Subsidiary supports the Company's operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Principles of Consolidation

The consolidated financial statements include all of the accounts of the Corsica Innovations, Inc. and its wholly-owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash balances exceeded federally insured limits by $16,755 and $1,149,912, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the

CORSICA INNOVATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the periods then ended

allowance for doubtful accounts. The Company has no receivable balances as of December 31, 2018 or 2017.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 3 years for all assets to date. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $443 and $801 for the periods ended December 31, 2018 and 2017, respectively. The Company's property and equipment consisted of the following As of December 31, 2018 and 2017:

	2018	2017
Computers	$ 2,214	$ 2,214
Less: accumulated depreciation	(2,214)	(1,772)
Property and equipment, net	$ -	$ 442

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents and commences amortization over the patent's estimated useful life, typically 15 years, when a patent is successfully filed. During 2018 and 2017, the Company capitalized $5,731 and $69,276 in patent-related costs, resulting in intangible assets of $134,003 and $128,272 as of December 31, 2018 and 2017, respectively. Since the patent has not yet been issued as of December 31, 2018, the Company has recorded no amortization expense for the years ended December 31, 2018 or 2017 and will evaluate the capitalized costs for impairment in future periods depending on the outcome of the filing.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Foreign Currency Remeasurement

The non-U.S. subsidiary operates using the U.S. dollar as the functional currency. Remeasurement adjustments are recorded in other income or expense, net of taxes. The effect of foreign currency exchange rates on balance sheet accounts was not material for the years ended December 31, 2018 and 2017.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Cost of goods sold includes product costs and associated shipping costs. Customer deposits represent deposits paid by customers under pre-sales arrangements, net of refunds. As of December 31, 2018 and 2017, the Company held $181,585 and $141,899 of customer deposits in third-party escrow accounts, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development
Total expense related to research and development was $791,546 and $1,077,504 for the periods ended December 31, 2018 and 2017, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that

CORSICA INNOVATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the periods then ended

has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The had net operating loss carryforwards of $1,169,397 and $1,652,215 as of December 31, 2018 and 2017, respectively. The Company pays Federal and Colorado income taxes at rates of approximately 34% and 4.6%, respectively, and has used an effective blended rate of 37.1% to derive net tax assets resulting from its net operating loss carryforwards, other temporary book to tax differences, and cash basis versus accrual basis differences from the Company filing taxes on the cash basis. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2018 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained net losses of $1,176,719 and $1,660,715 during the periods ended December 31, 2018 and 2017, respectively, and has an accumulated deficit of $4,348,371 and $3,171,633 as of December 31, 2018 and 2017, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

The Company effected a 1-for-115 stock split in April 2019. The Company currently has authorized 80,000,000 shares of $0.001 par value common stock and 15,900,000 shares of preferred stock, designated as 8,200,000 shares of Series A Preferred Stock, 5,500,000 shares of Series Seed Preferred Stock and 2,200,000 shares of Series Seed-1 Preferred Stock. The Company has reserved 7,109,185 shares of common stock under the 2016 Equity Incentive Plan.

The preferred stockholders have certain dividend preferences over common stockholders, providing pro rata dividend rights if and when a dividend is declared for common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections, and an automatic conversion provision upon an initial public offering. The preferred stockholders are entitled to a liquidation preference over common stockholders in the amount of $0.314579, $0.259631 per share and $0.207072 per share for Series A Preferred Stock, Series Seed Preferred Stock and Series Seed-1 Preferred Stock, respectively. The liquidation preferences totaled $4,272,901.17 as of December 31, 2018.

Preferred stockholders vote along with common stockholders on an as-converted basis, and are entitled to special voting rights requiring a majority vote by the preferred stockholders to authorize certain matters defined in the articles of incorporation, including amendments to the articles of incorporation, authorization of additional stock, and dissolutions. Preferred stockholders are also entitled to elect two board members.

Common Stock

As of December 31, 2018, and 2017, 148,148 and 148,148 shares of common stock were issued and outstanding, respectively, of which 142,229 and 135,551 were vested, all respectively.
In 2015, the Company issued 134,074 shares of restricted common stock to the founders and employees.

In April 2015, a startup accelerator invested $20,000 in the Company in exchange for an equity maintenance agreement, as discussed in further detail later in this note. Under this agreement, the Company issued 10,497 shares of common stock in April 2015 and 3,577 shares of common stock in July 2015 to maintain the stock ownership percentage.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at the original purchase prices. The following is a summary of all vesting activities related to the issuances under restricted stock agreements:

Restricted shares issued in 2017	0
Shares vested during 2017	(6,676)
Unvested shares, 12/31/2017	9,020
Restricted shares issued in 2018	0
Shares vested during 2018	(6,676)
Unvested shares, 12/31/2018	2,352

Remaining unvested shares will vest as follows (unadjusted for stock split effected in April 2019):	
2019	2,342
Total Unvested shares	2,342

Preferred Stock

As of December 31, 2018, and 2017, 71,211 and 71,211 shares of Series A Preferred Stock were issued and outstanding, 47,558 and 47,558 shares of Series Seed Preferred Stock were issued and outstanding, and 18,897 and 18,897 shares of Series Seed-1 Preferred Stock were issued and outstanding, all respectively.

Between June and July 2017, the Company issued 71,211 shares of Series A Preferred Stock to investors at $36.1766 per share for total proceeds of $2,253,344.

2016 Equity Incentive Plan

The Company adopted the 2016 Equity Incentive Plan (the "Plan"), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company has reserved 61,819 shares of common stock under the Plan, 34,953 of which have been issued under the Plan and 26,866 of which remain available for issuance under the Plan.

Total accumulated expense related to '2016 Equity Incentive Plan' was $61,527 and $32,114 for the periods ended December 31, 2018 and 2017, respectively.

SAFE Agreements

In 2015, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $450,000. The SAFE Agreements entitled the holders to convert the SAFE agreements into the Company's preferred stock. The terms provided for automatic conversion of the SAFE agreements' purchase amounts of $450,000 (the "Purchase Amount") into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a pre-money valuation on the Company's then outstanding capitalization of $5,000,000 (as further defined in the agreements), or b) at the price per share in the triggering preferred stock issuance.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement was convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provided holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it would have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In July 2016, all SAFE agreements converted to 18,897 shares of Series Seed-1 Preferred Stock in conjunction with the issuance of the Series Seed Preferred Stock financing.

Accelerator Funding

In April 2015, the Company entered into an agreement with a startup accelerator. Under the agreement, the accelerator would provide funding of $20,000 in exchange for 9.5% of the Company's fully diluted equity, which resulted in an initial issuance of 10,497 shares of common stock. The agreement further called for maintenance of the 9.5% interest in fully diluted capitalization until any equity financing of $500,000 or greater, which resulted in an additional 3,577 shares of common stock in July 2015. The July and August 2016 preferred stock financing exceeded the $500,000 threshold, therefore eliminating the Company's obligation to issue further equity to the accelerator. As of each December 31, 2018 and 2017, the accelerator held 1,618,510 shares of the Company's common stock.

NOTE 5: RELATED PARTY TRANSACTIONS

One of the Company's co-founders owns an engineering and design company, which provides services to the Company under a service agreement. During 2018 and 2017, the Company paid $197,758 and $354,435 to the service provider, respectively.

During 2016, the Company advanced a related party $4,140, resulting in related party receivables of $4,140 and $0 As of December 31, 2018 and 2017, respectively.

The Company's founders, who are also shareholders, periodically advance money and pay expenses on behalf of the Company. During 2018 and 2017, a shareholder advanced $4,488 and $0 to the Company, resulting in outstanding payables of $4,488 and $0 as of December 31, 2018 and 2017, all respectively.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

In April 2019, the Company issued certain units consisting of convertible debentures and common stock warrants in exchange for cash investments of $4,500,000 pursuant to an offering under Canadian securities laws.

Management's Evaluation
Management has evaluated subsequent events through April 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.